

June 22, 2015

Mr. Pehong Chen
Chief Executive Officer
Broadvision, Inc.
1700 Seaport Boulevard, Suite 210
Redwood City, CA 94063

> **Re: Broadvision, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 1-34205**

Dear Mr. Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 9. Related Party Transactions, page 37

1.   We note that your CEO owns 33% of your outstanding common stock and holds a controlling interest in CHRM, LLC which holds 20 Class B shares of BVD, LLC and that these relationships are generally disclosed on page 37 of the filing. Tell us how you considered disclosing the specific common economic and voting interest that these relationships represent, specifically the controlling interest in CHRM, LLC and the 20 Class B shares of BDV, LLC. In addition, tell us the business purpose of the BVOD labor outsourcing services arrangement and whether the transaction was consummated on terms equivalent to those that prevail in arm´s-length transactions, and if so, substantiate your conclusion. Refer to ASC 850-10-50 and Rule 4-08(k) of Regulation S-X and provide the relevant revised disclosures in a supplemental response.

2.   It appears that the 20 Class B shares of BVD, LLC held by CHRM, LLC represent a non-controlling interest. Tell us how you are accounting for the non-controlling interest in your financial statements. Please refer to ASC 810-10-45-15 through 45-17, and 810-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant